

August 6, 2012

Via E-mail
Cary Valerio
President
Galt Petroleum, Inc.
175 South Main St., 15th Floor
Salt Lake City, UT 84111

      Re: Galt Petroleum, Inc.
              Registration Statement on Form S-1
              Filed July 10, 2012
              File No. 333-182600

Dear Mr. Valerio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   It appears that oil and gas producing activities are material to your business operations. We note that you have oil and gas revenues. Please revise your filing to provide the disclosure required by Subpart 1200 of Regulation S-K.

Prospectus Cover Page, page 3

3.   We note your statement that the selling security holders will be offering their shares of common stock at a price of $1.00 per share "until a market develops" and thereafter at prevailing market prices or privately negotiated prices. We also note your related disclosure at page 34. Please revise to clarify, if true, that the selling security holders will sell at a price of $1.00 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Risk Factors, page 8

Initial production figures should not be relied upon, page 9

4.   We note your risk factor disclosure regarding the reliability of initial production figures. Please tell us how this risk factor is applicable to you. In that regard, we note your disclosure that you plan to bring existing wells into full production status and then to invest in additional leases with mature wells.

There may be deficiencies with our internal controls…, page 15

5.   We note your disclosure that you have had material weaknesses in your internal control procedures. Please revise your filing to briefly describe such weaknesses.

Use of Proceeds, page 18

6.   We note that your use of proceeds table does not appear to include all of the uses of proceeds that you describe in the narrative in the second paragraph of this section. For example, the table does not appear to reflect the use of proceeds to increase your publicity efforts or to increase salaries.

7.   We note your disclosure that a portion of the offering proceeds will be used for consulting fees for engineering and other services. Please revise to clarify whether such fees will be paid to the related parties described at page 36.

8.   We note your disclosure that you anticipate that the estimated $1 million gross proceeds from the offering will enable you to retire debt, expand your operations, and fund your other capital needs for the next fiscal year. However, we also note that the amount of your past due debt that is described in the notes to your financial statements exceeds the amount of proceeds that you have allocated to the retirement of debt in your use of proceeds section. This appears to conflict with the suggestion in your use of proceeds

section that the gross proceeds from your offering would be adequate to fund your capital needs for the next fiscal year. Please advise or revise.

Selling Security Holders, page 21

9.   For each selling shareholder, please indicate the nature of any position, office, or other material relationship which the selling shareholder has had within the past three years with the registrant or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Management's Discussion and Analysis of Fiscal Condition and Results of Operation, page 23

Liquidity and Capital Resources, page 26

10.   We note that you have a working capital deficit as of March 31, 2012. We also note your disclosure in the notes to your financial statements regarding notes that are past due. Please expand your liquidity section to discuss each of these items. In addition, please indicate the course of action that you have taken or propose to take to remedy the deficiency. See Item 303(a)(1) of Regulation S-K.

11.   Please expand this section to address the material terms of your outstanding debt. As examples only, this should include the revolving credit line with Bray-Conn, Inc. which you describe on page 36, and your outstanding convertible notes.

Directors, Executive Officers, Promoters and Control Persons, page 29

12.   Please specify the approximate portion of time your officers are allocating to the company's operations. We note you disclose at page 10 that they allocate only a portion of their time to the operation of your business.

13.   For each of your executive officers and directors, please provide the information required by Item 401(e) of Regulation S-K with respect to his business experience during the past five years.

Executive Compensation, page 32

14.   We note your disclosure at page 32 that since your incorporation, you have not paid any compensation to your directors or officers in consideration for services rendered to you in their capacity as such. However, we also note the management and engineering consulting agreement and related fees that you reference at page 36. Please note that Item 402(m)(1) of Regulation S-K requires disclosure of all compensation awarded to, earned by, or paid to the named executive officers and directors by any person for all services rendered in all capacities to the smaller reporting company and its subsidiaries, unless otherwise specifically excluded from disclosure in Item 402. All such

compensation is required to be reported pursuant to Item 402, even if also called for by another requirement, including transactions between the smaller reporting company and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director. Please provide such information with respect to the management and engineering consulting agreement, or tell us why you do not believe that such disclosure is required.

Security Ownership of Certain Beneficial Owners and Management, page 32

15.   Please include Mr. Albury in your beneficial ownership table on page 33 pursuant to Item 403(b) of Regulation S-K.

16.   We note your statement at page 33 that you do not have any outstanding options, warrants or other securities exercisable for or convertible into shares of your common stock. However, this does not appear to be consistent with your disclosure at page 19 and in the notes to your financial statements regarding the convertible notes. Please advise or revise.

Experts, page 40

17.   Please revise this section to describe the transaction whereby counsel received shares of your common stock. Please refer to Item 509 of Regulation S-K.

Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies, page F-6

18.   We note your disclosure stating certain members of Bray-Conn Resources LLC (Bray-Conn) formed Galt Petroleum, Inc. (Galt), and the transfer of Bray-Conn's oil and gas assets and operations to Galt was accounted for as a reorganization of Bray-Conn. To support your accounting for this transaction as a combination of entities under common control, please identify the members' ownership interest in Bray-Conn as of August 29, 2011.

19.   In addition, you state the financial statements have been retroactively restated to reflect the common shares issued in the reorganization as outstanding for all periods presented and to reflect the carve out oil and natural gas assets, liabilities and operations of Bray-Conn through August 29, 2011. Please clarify whether all of Bray-Conn's operating assets were transferred to Galt or only certain operating assets as your use of the term "carve out" suggests. Generally when a registrant acquires or succeeds to substantially all of an entity's key operating assets, full audited financial statements of the entity should be presented.

Oil and Gas Properties, page F-6

20.   We note your disclosure that investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined. However, we also note that 24 of the 54 oil wells for which you hold leasehold rights are at full production. Please revise your financial statements to depreciate the costs of acquiring the leasehold rights and the related costs on a rational and systematic basis over the estimated useful life of the assets.

Equipment, page F-7

21.   We note your disclosure that the cost of equipment is capitalized and depreciated over its estimated useful life by the straight-line method. Please disclose the amount of depreciation expense recorded for each period presented and the estimated useful life of such equipment. Refer to FASB ASC 360-10-50-1 for additional guidance.

Condensed Balance Sheet, page F-11

22.   We note you recorded $63,700 of equipment as of March 31, 2012 and your statement of cash flows for the same period reflects a use of cash for prepaid expenses in the same amount. Please clarify the nature of the $63,700 use of cash in the period ended March 31, 2012. To the extent you paid cash to acquire the equipment, please tell us why your statement of cash flows does not reflect this use of cash as an investing activity.

Recent Sale of Unregistered Securities, page II-1

23.   For all the securities of the registrant sold by the registrant within the past three years that were not registered under the Securities Act, please provide the information required by Item 701 of Regulation S-K. For example, please give the date of sale and the title and amount of securities sold. In addition, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Please provide such information for your issuances of common stock and your issuances of the convertible notes.

Exhibits, page II-2

24.   Please file all material agreements. Please refer to Item 601(b)(10) of Regulation S-K. As examples only, please file the following agreements:

- the management and engineering consulting agreement referenced at page 36; and

- the instruments related to your outstanding debt, including your credit agreement with Bray-Conn, Inc. and outstanding promissory notes.

Please also file any agreement related to your acquisition of the assets of Bray-Conn Resources, LLC. See Item 601(b)(2) of Regulation S-K.

Signatures

25.   We note that Mark Baca has signed your registration statement as your principal accounting officer. However, we also note that you did not identify him as an executive officer in your description of management that begins on page 29. Please advise.

Exhibit 5.1

26.   Your counsel consents to be named under the caption "Legal Proceedings" in your registration statement. However, we were not able to find such section in your registration statement. Please advise or obtain and file a new consent.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Laura Nicholson, Staff Attorney at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: David M. Rees
        Vincent & Rees, L.C.